Oriental Culture Holding LTD.

March 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Brian Fetterolf

Jennifer López Molina

Re:	Oriental Culture Holding LTD.
Amendment No.3 to Registration Statement on Form F-3 Filed February 9, 2023 File No. 333-262398

Dear Mr. Fetterolf and Ms. López Molina:

Oriental Culture Holding LTD. (“OCG” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated March 2, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on January 28, 2022 and amended on February 22, 2022, June 15, 2022 and February 9, 2023.

Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 3 to Registration Statement on Form F-3 Filed February 9, 2023

Risk Factors, page 15

1. We note your disclosure that the Nan County Public Safety Bureau froze certain bank accounts of the VIE’s subsidiaries as a result of an investigation. Please provide disclosure addressing the risks and impact of such accounts. In this regard, we note your disclosure that “the business operations of the Company have been materially and negatively impacted” by the frozen accounts.

Response: We have provided disclosure in the Risk Factors section on page 19 addressing the risks and impact of such frozen accounts.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

Oriental Culture Holding LTD.

/s/ Yi Shao
Yi Shao
Chief Executive Officer